GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959



CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/1839/03/LTR



29 July 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 28 July 2003 (*Notice of Substantial Shareholder's Interests*).

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Davos Investment Holdings Private Limited ("Davos")
Date of notice to company:	28/07/2003
Date of change of interest:	25/07/2003
Name of registered holder:	Please refer to Note (1) below for the names of the registered holders
Circumstance(s) giving rise to the interest: Please specify details:	Others Completion and registration of the transfers to Davos of an aggregate 33.59% of the issued share capital of Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), pursuant to which, Davos has deemed interest in the shares of the Company held by the abovenamed registered holders in which HLIH is in turn deemed to have an interest in, by virtue of Section 7 of the Companies Act, Chapter 50.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	0
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of shares held before the transaction:	386,178,636
% of issued share capital:	48.211
No. of shares held after the transaction:	386,178,636
% of issued share capital:	48.211

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	386,178,636	0
% of issued share capital:	48.211	0
Total shares:	386,178,636	0

Note :

(1) Names of Registered Holders are set out in the attached file



Names of Registered Hold

(2) % of issued share capital is based on the Company's issued share capital of $400,510,862 divided into 801,021,724 shares of $0.50 each as at 25 July 2003

Submitted by Enid Ling Peek Fong. Company Secretary on 28/07/2003 to the SGX

Names of Registered Holders

(1) (a) Hong Leong Investment Holdings Pte. Ltd. ("HLIH")
(b) ABN AMRO Nominees Pte Ltd*
(c) Bank America Nominees (1993) Pte. Ltd.*
(d) DBS Nominees Pte Ltd*
(e) Citibank Nominees Singapore Pte Ltd*
(f) Overseas Union Bank Nominees Pte Ltd*
(g) Raffles Nominees (Pte) Limited*
(h) Singapore Nominees Private Limited*
(i) The Hongkong & Shanghai Banking Corporation Limited*
(*beneficiary : HLIH)

(2) SGI Investment Holdings Pte Ltd

(3) (a) Hong Leong Enterprises Pte. Ltd. ("HLE")
(b) Citibank Nominees Singapore Pte Ltd#
(c) Overseas Union Bank Nominees Pte Ltd#
(#beneficiary : HLE)

(4) Hong Leong Corporation Holdings Pte Ltd

(5) Island Holdings Pte. Ltd.

(6) United Industrial Paper Products Manufacturing Company (Private) Limited

(7) (a) Euroform (S) Pte. Limited ("Euroform")
(b) KB Nominees Pte Ltd^
(c) Singapore Nominees Private Limited^
(^beneficiary : Euroform)

(8) (a) NIN Investment Holdings Pte Ltd ("NIN")
(b) KB Nominees Pte Ltd**
(c) Singapore Nominees Private Limited**
(**beneficiary : NIN)

(9) Millennium Securities Pte Ltd

(10)(a)Hong Leong Holdings Limited ("HLH")
(b) Citibank Nominees Singapore Pte Ltd##
(c) Oversea-Chinese Bank Nominees Private Limited##
(d) United Overseas Bank Nominees Pte Ltd##
(e) The Hongkong & Shanghai Banking Corporation Limited##
(f) Mayban Banking Berhad##
(##beneficiary : HLH)

(11)(a) Interfab Private Limited ("IP")
(b) United Overseas Bank Nominees Pte Ltd^^
(^^beneficiary : IP)

(12) Hotel Orchid Limited

(13) Abbottin Properties Pte Limited

(14)(a) Gordon Properties Pte. Limited ("GP")
(b) DBS Nominees Pte Ltd***
(***beneficiary : GP)

(15)(a) Hong Realty (Private) Limited) ("HR")
(b) ABN AMRO Nominees Pte Ltd###
(c) Citibank Nominees Singapore Pte Ltd###
(d) Overseas Union Bank Nominees Pte Ltd###
(e) Bank of Tokyo-Mitsubishi, Ltd.###
(###beneficiary : HR)

(16)(a) Garden Estates (Pte.) Limited ("GE")
(b) Citibank Nominees Singapore Pte Ltd^^^
(c) Overseas Union Bank Nominees Pte Ltd^^^
(d) Oversea-Chinese Bank Nominees Private Limited^^^
(^^^beneficiary : GE)

(17) Falcon Properties Pte. Limited

(18) Singapore Cement Industrial Company (Private) Limited